                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number   001-09620
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(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended:                      June 30, 1998
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                                 Amax Gold Inc.
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Full Name of Registrant


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Former Name if Applicable

                       185 South State Street, Suite 820
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Address of Principal Executive Office (Street and Number)

                           Salt Lake City, Utah 84111
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

See Exhibit 1


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                               Brian G. Lloyd                 (801)              532-7840
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                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 Amax Gold Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       August 14, 1998             By        /s/ Shelley M. Riley
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                                         Corporate Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                               (Attach Extra Sheets If Needed)

AMAX GOLD INC.
EXHIBIT 1 TO FORM 12B-25

      On June 1, 1998, Amax Gold Inc. (the "Company") and Kinross Gold Corporation ("Kinross") effected a business combination (the "Merger") whereby Kinross Merger Corporation, a wholly-owned subsidiary of Kinross, was merged with and into the Company and the Company became a subsidiary of Kinross. Subsequent to the consummation of the Merger, Kinross transferred to Kinross Gold U.S.A., Inc., a wholly-owned subsidiary of Kinross ("Kinross U.S.A."), all of the shares of Amax Gold Common Stock acquired by Kinross in the Merger. Kinross U.S.A. now owns 100% of the outstanding shares of Amax Gold Common Stock.

      In the period since the consummation of the Merger, the Company, Kinross and Kinross U.S.A. have undertaken extensive efforts to consolidate the operations and financial statements of the three companies. Although much of the consolidation has been completed, and the Company, Kinross and Kinross U.S.A. have devoted significant resources to complete the reconciliation of historical financial information of the three companies, the Company does not yet have the financial information necessary for presentation in the Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1998, which is required to be filed not later than August 14, 1998. The Company intends to continue its efforts to complete the consolidation and reconciliation described above in an effort to complete and file the Form 10-Q.